Exhibit 99.1

WSP HOLDINGS LIMITED

For Immediate Release

WSP Holdings Wins $91.8 Million in New Orders from Venezuela’s State-owned Oil Company

WUXI, China, December 20, 2010 -- WSP Holdings Limited (NYSE: WH) ("WSP Holdings" or the "Company"), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction ("Oil Country Tubular Goods" or "OCTG"), and other pipes and connectors, today announced that its wholly-owned subsidiary, Wuxi Seamless Oil Pipes Company Limited ("WSP China"), received twenty six new purchase orders for API and non-API casing pipe, API tubing pipe and line pipe from PDVSA Services B.V. ("PDVSA") in Venezuela.

PDVSA is the state procurement office of the Venezuelan state-owned oil corporation, Petroleos de Venezuela, S.A., which constitutionally owns the country’s oil reserves.

These new purchase orders are for a total of 36,667 tonnes of API and non-API casing pipe, 11,359 tonnes of API tubing pipe and 6,298 tonnes of line pipe worth a total of approximately $91.8 million. The Company expects to complete delivery of these orders by February 2011. These are follow-on orders to three purchase orders WSP China received from PDVSA in May 2010 for a total of 12,583 tonnes of API and non-API casing pipe and 8,399 tonnes of line pipe, the delivery of which has been substantially completed.

"Our success in securing additional contract to sell our API and non-API products to PDVSA demonstrates the high performance characteristics of our products and our ability to compete in the global OCTG market," said Mr. Longhua Piao, Chairman and CEO of WSP Holdings. "These new orders represent further penetration into the South American market through our continued sales and marketing efforts. We hope to expand our international market share as brand awareness of our products increases in South America and other parts of the world."

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless OCTG, including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors. Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company's products are used in China's major oilfields and are exported to oil producing regions throughout the world.  For further information, please visit WSP Holdings' website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as "will," "expects, " "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the Company's outlook and quotations from management in this announcement contain forward-looking statements. A number of factors could cause actual results to differ materially from those contained in the forward-looking statement. Such factors include, but are not limited to, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company's relationships with customers, the Company's ability to develop and market new products, the Company's ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company's filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company's stock. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete. Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

For more information, please contact:

WSP Holdings Limited
Mr. Thi Yip Kok, Chief Financial Officer
Phone: +86-510-8536-0401
Email: info@wsphl.com
Web: http://www.wsphl.com

CCG Investor Relations, Inc.
Mr. Crocker Coulson, President
Phone: +1-646-213-1915 (New York)
Email: crocker.coulson@ccgir.com
Web: http://www.ccgirasia.com

Ms. Elaine Ketchmere, Partner
Phone: +1-310-954-1345 (Los Angeles)
Email: elaine.ketchmere@ccgir.com

Source WSP Holdings Limited

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